

January 24, 2022

Michael Larsen
Chief Financial Officer
Illinois Tool Works, Inc.
155 Harlem Avenue
Glenview IL 60025

> **Re: Illinois Tool Works, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 12, 2021**
> **001-04797**

Dear Mr. Larsen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology